Exhibit 99.1

Melco Announces Unaudited First Quarter 2022 Earnings

MACAU, May 05, 2022 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2022.

Total operating revenues for the first quarter of 2022 were US$474.9 million, representing a decrease of approximately 8% from US$518.9 million for the comparable period in 2021. The decrease in total operating revenues was primarily attributable to heightened border restrictions in Macau related to COVID-19 which led to softer performance in the mass market table games segment.

Operating loss for the first quarter of 2022 was US$135.9 million, compared with operating loss of US$162.8 million in the first quarter of 2021.

Melco generated Adjusted Property EBITDA(1) of US$56.0 million in the first quarter of 2022, compared with Adjusted Property EBITDA of US$30.1 million in the first quarter of 2021.

Net loss attributable to Melco Resorts & Entertainment Limited for the first quarter of 2022 was US$183.3 million, or US$0.39 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$232.9 million, or US$0.49 per ADS, in the first quarter of 2021. The net loss attributable to non-controlling interests was US$38.6 million and US$44.6 million during the first quarters of 2022 and 2021, respectively, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “Our results for the first quarter of 2022 continue to reflect the impact of the COVID pandemic. We saw a solid performance in Macau through the Chinese New Year holiday period, but COVID-related restrictions and tighter border controls led to Macau GGR falling more than 50% from February to March 2022, and negatively impacted our operating and financial performance for the remainder of the first quarter. Disciplined liquidity management remains a key area of focus. Total debt increased by US$1.3 billion year-on-year as we increased available liquidity to support our operations and ongoing development projects. We will be prudent in managing our balance sheet and liquidity profile as we manage the business through this challenging environment.

“We are pleased to see some easing of travel restrictions with the validity period for negative COVID tests increasing to 72 hours. We remain, as ever, confident in the pent-up demand for Macau as an international tourism destination and believe in a strong recovery once travel restrictions are further relaxed.

“In the Philippines, COVID-related restrictions have been relaxed under alert level 1, and we are starting to see international travel return with meaningful volume growth in our mass segment.

“We remain committed to our development plans in Macau and Cyprus. Construction of Studio City Phase 2 is progressing, and we continue our efforts to complete construction by the deadline set in the land concession of December 27, 2022. This project will complement Melco’s existing offering of ‘next-generation’ world-class entertainment and further enhance the Studio City brand. In Cyprus, construction of City of Dreams Mediterranean continues with a target to open by year-end. However, we are encountering difficulties with our contractor who has struggled with meeting its labor resourcing plans and maintaining progress, which has led to delays. We are actively dealing with these difficulties as we remain fully committed towards delivering Europe’s first integrated resort in Cyprus.

“Turning back to Macau, we look forward to the finalization of the new gaming law by the Macau Government and fully support the Macau Government’s initiatives in relation to the new legislation. We appreciate the Macau Government’s efforts to maintain a streamlined and transparent process. We are committed to participating in the public tender for the award of a new gaming concession and are dedicated to the continued development and diversification of Macau’s economy.

“Lastly, we remain steadfast in our efforts in environmental sustainability with a focus on energy and waste reduction. Melco’s 2021 Sustainability Report will be released in May this year, with new ambitious environmental Group targets included to align with our overarching 2030 goals. As our Scope 3 emissions comprise a significant portion of our impact, we have been actively working to gain a deeper understanding of these emissions and continue to refine our calculation methodology. This year, we will be disclosing Scope 3 Downstream-leased Assets and Fuel and Energy-related Activity (FERA). Moving forward, we are also focusing on aligning with the recommendations of the Task Force on Climate-related Financial Disclosure (TCFD).”

City of Dreams First Quarter Results

For the quarter ended March 31, 2022, total operating revenues at City of Dreams were US$256.7 million, compared to US$302.5 million in the first quarter of 2021. City of Dreams generated Adjusted EBITDA of US$44.4 million in the first quarter of 2022, compared with Adjusted EBITDA of US$40.0 million in the first quarter of 2021.

Rolling chip volume was US$2.45 billion for the first quarter of 2022 versus US$4.13 billion in the first quarter of 2021. The rolling chip win rate was 3.93% in the first quarter of 2022 versus 2.36% in the first quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$552.5 million in the first quarter of 2022, compared with US$730.9 million in the first quarter of 2021. The mass market table games hold percentage was 30.6% in the first quarter of 2022, compared to 31.7% in the first quarter of 2021.

Gaming machine handle for the first quarter of 2022 was US$380.1 million, compared with US$510.2 million in the first quarter of 2021. The gaming machine win rate was 3.4% in the first quarter of 2022 versus 3.3% in the first quarter of 2021.

Total non-gaming revenue at City of Dreams in the first quarter of 2022 was US$37.8 million, compared with US$47.1 million in the first quarter of 2021.

Altira Macau First Quarter Results

For the quarter ended March 31, 2022, total operating revenues at Altira Macau were US$13.9 million, compared to US$14.3 million in the first quarter of 2021. Altira Macau generated negative Adjusted EBITDA of US$9.4 million in the first quarter of 2022, compared with negative Adjusted EBITDA of US$29.6 million in the first quarter of 2021. The year-over-year improvement in Adjusted EBITDA was primarily a result of the repositioning of the property toward the premium mass segment and the shutdown of VIP rolling chip operations since the third quarter of 2021, as well as a reversal of bad debt provisions in the first quarter of 2022.

In the first quarter of 2021, rolling chip volume was US$1.10 billion and the rolling chip win rate was 1.60%. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$44.4 million in the first quarter of 2022 versus US$51.4 million in the first quarter of 2021. The mass market table games hold percentage was 26.3% in the first quarter of 2022, compared with 19.1% in the first quarter of 2021.

Gaming machine handle for the first quarter of 2022 was US$50.5 million, compared with US$60.2 million in the first quarter of 2021. The gaming machine win rate was 4.1% in the first quarter of 2022 versus 3.9% in the first quarter of 2021.

Total non-gaming revenue at Altira Macau in the first quarter of 2022 was US$2.4 million, compared with US$3.1 million in the first quarter of 2021.

Mocha Clubs First Quarter Results

Total operating revenues from Mocha Clubs were US$21.2 million in the first quarter of 2022, compared to US$17.8 million in the first quarter of 2021. Mocha Clubs generated Adjusted EBITDA of US$4.4 million in the first quarter of 2022, compared with Adjusted EBITDA of US$1.8 million in the first quarter of 2021.

Gaming machine handle for the first quarter of 2022 was US$478.1 million, compared with US$415.2 million in the first quarter of 2021. The gaming machine win rate was 4.4% in the first quarter of 2022 versus 4.3% in the first quarter of 2021.

Studio City First Quarter Results

For the quarter ended March 31, 2022, total operating revenues at Studio City were US$71.1 million, compared to US$97.9 million in the first quarter of 2021. Studio City generated negative Adjusted EBITDA of US$17.3 million in the first quarter of 2022, compared with negative Adjusted EBITDA of US$5.2 million in the first quarter of 2021. The year-over-year decline in Adjusted EBITDA was primarily a result of softer performance in the mass market table games segment and non-gaming operations.

Studio City’s rolling chip volume was US$439.3 million in the first quarter of 2022 versus US$505.0 million in the first quarter of 2021. The rolling chip win rate was 1.66% in the first quarter of 2022 versus 0.29% in the first quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$191.8 million in the first quarter of 2022, compared with US$309.3 million in the first quarter of 2021. The mass market table games hold percentage was 31.6% in the first quarter of 2022, compared to 29.1% in the first quarter of 2021.

Gaming machine handle for the first quarter of 2022 was US$233.0 million, compared with US$278.3 million in the first quarter of 2021. The gaming machine win rate was 3.1% in the first quarter of 2022, compared to 2.5% in the first quarter of 2021.

Total non-gaming revenue at Studio City in the first quarter of 2022 was US$13.3 million, compared with US$19.4 million in the first quarter of 2021.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2022, total operating revenues at City of Dreams Manila were US$86.9 million, compared to US$79.5 million in the first quarter of 2021. City of Dreams Manila generated Adjusted EBITDA of US$33.0 million in the first quarter of 2022, compared with Adjusted EBITDA of US$29.4 million in the comparable period of 2021.

City of Dreams Manila’s rolling chip volume was US$647.9 million in the first quarter of 2022 versus US$272.3 million in the first quarter of 2021. The rolling chip win rate was 1.09% in the first quarter of 2022 versus 7.00% in the first quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$127.3 million in the first quarter of 2022, compared with US$100.0 million in the first quarter of 2021. The mass market table games hold percentage was 29.8% in the first quarter of 2022, compared to 34.0% in the first quarter of 2021.

Gaming machine handle for the first quarter of 2022 was US$776.7 million, compared with US$568.9 million in the first quarter of 2021. The gaming machine win rate was 6.0% in the first quarter of 2022 versus 5.7% in the first quarter of 2021.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2022 was US$22.3 million, compared with US$14.2 million in the first quarter of 2021.

Cyprus Operations First Quarter Results

The Company is licensed to operate a temporary casino, the first casino in the Republic of Cyprus, and four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

Our casinos remained open during the quarter ended March 31, 2022, with total operating revenues at Cyprus Casinos of US$16.1 million, compared to insignificant operating revenues in the first quarter of 2021. Cyprus Casinos generated Adjusted EBITDA of US$0.9 million in the first quarter of 2022, compared with negative Adjusted EBITDA of US$6.4 million in the first quarter of 2021. The year-over-year increase in Adjusted EBITDA was primarily a result of the relaxation in COVID-19 related restrictions while casinos were closed during the entire first quarter of 2021 due to government mandated restrictions.

Rolling chip volume was US$2.2 million and the rolling chip win rate was negative 3.40% in the first quarter of 2022. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$26.8 million and the mass market table games hold percentage was 16.5% in the first quarter of 2022.

Gaming machine handle was US$247.1 million and the gaming machine win rate was 4.9% in the first quarter of 2022.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2022 were US$84.0 million, which mainly included interest expenses of US$87.1 million, net of amounts capitalized.

Depreciation and amortization costs of US$141.3 million were recorded in the first quarter of 2022, of which US$14.3 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended March 31, 2022 referred to above is US$9.4 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated May 5, 2022 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2022 aggregated to US$1.90 billion, including US$0.4 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.07 billion at the end of the first quarter of 2022.

Approximately 3.9 million ADSs were repurchased in the first quarter of 2022, for a total consideration of US$27 million.

Capital expenditures for the first quarter of 2022 were US$151.5 million, which primarily related to the construction projects at Studio City Phase 2 and City of Dreams Mediterranean.

Recent Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the second quarter of 2022.

In Macau, our operations remain impacted by travel restrictions and quarantine requirements. A stream of COVID-19 outbreaks in China in mid-January 2022 led to a tightening of border controls for entry from Guangdong province and a reduction in the validity period of a negative COVID test from 7 days to 48 hours. Shortly thereafter, the validity period was further reduced to 24 hours until the end of January. The validity period increased to 48 hours until mid-March when it was reduced back to 24 hours in response to increasing COVID-19 cases in China. This restriction remained in place until April 20, 2022, when the Macau government increased the negative COVID test validity period for entry from Guangdong province back up to 48 hours, and then to 72 hours on April 25, 2022.

In the Philippines, the government announced a re-opening of the Philippines’ borders to fully vaccinated international tourists with a negative RT-PCR test taken within 48 hours of departure of their country of origin, effective February 10, 2022, and lowered COVID-19 restrictions to alert level 1 starting from March 1, 2022 which has allowed casinos to operate at 100% capacity, subject to certain guidelines.

In Cyprus, with a surge in COVID-19 cases, authorities stepped up COVID-19 restrictions from the end of December 2021 by reducing the capacity at certain venues and increasing restrictions for unvaccinated people. However, such restrictions were eased from February 21, 2022 and travel restrictions into Cyprus were further eased on April 18, 2022. Our casinos remained open during the period and are currently still subject to certain COVID-19 health and safety measures.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2022 financial results on Thursday, May 5, 2022 at 8:30 a.m. Eastern Time (or 8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 833 239 5575
US Toll / International	1 332 208 9458
HK Toll	852 3018 8307
HK Toll Free	800 906 613
UK Toll	44 203 692 8123
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642

Passcode	8893598

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	8893598

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, (vii) proposed amendments to the gaming law in Macau, the extension of current gaming concessions and subconcessions and tender for new gaming concessions, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other and loss on extinguishment of debt, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
Operating revenues:
Casino	$395,075	$433,796
Rooms	36,509	39,680
Food and beverage	24,328	26,051
Entertainment, retail and other	19,033	19,395

Total operating revenues	474,945	518,922

Operating costs and expenses:
Casino	(307,383)	(366,929)
Rooms	(12,964)	(12,839)
Food and beverage	(23,821)	(24,122)
Entertainment, retail and other	(5,988)	(7,704)
General and administrative	(101,223)	(108,160)
Payments to the Philippine Parties	(7,215)	(10,625)
Pre-opening costs	(2,355)	(997)
Development costs	—	(3,519)
Amortization of gaming subconcession	(14,254)	(14,342)
Amortization of land use rights	(5,682)	(5,717)
Depreciation and amortization	(121,356)	(121,040)
Property charges and other	(8,601)	(5,724)

Total operating costs and expenses	(610,842)	(681,718)

Operating loss	(135,897)	(162,796)

Non-operating income (expenses):
Interest income	990	2,025
Interest expenses, net of amounts capitalized	(87,087)	(90,642)
Other financing costs	(1,343)	(2,487)
Foreign exchange gains, net	2,778	5,199
Other income, net	688	673
Loss on extinguishment of debt	—	(28,817)

Total non-operating expenses, net	(83,974)	(114,049)

Loss before income tax	(219,871)	(276,845)
Income tax expense	(1,973)	(664)

Net loss	(221,844)	(277,509)
Net loss attributable to noncontrolling interests	38,560	44,601

Net loss attributable to Melco Resorts & Entertainment Limited	$(183,284)	$(232,908)

Net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.129)	$(0.163)

Diluted	$(0.129)	$(0.163)

Net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.387)	$(0.488)

Diluted	$(0.388)	$(0.488)

Weighted average shares outstanding used in net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,422,175,108	1,432,289,789

Diluted	1,422,175,108	1,432,289,789

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	March 31,	December 31,
	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,899,045	$1,652,890
Restricted cash	289	285
Accounts receivable, net	54,274	54,491
Amounts due from affiliated companies	430	384
Inventories	28,903	29,589
Prepaid expenses and other current assets	114,385	109,330
Assets held for sale	26,832	21,777

Total current assets	2,124,158	1,868,746

Property and equipment, net	5,905,460	5,910,684
Gaming subconcession, net	12,742	27,065
Intangible assets, net	49,014	51,547
Goodwill	81,418	81,721
Long-term prepayments, deposits and other assets	171,844	177,142
Restricted cash	142	140
Deferred tax assets, net	2,711	4,029
Operating lease right-of-use assets	72,614	68,034
Land use rights, net	686,340	694,582

Total assets	$9,106,443	$8,883,690

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$6,922	$5,992
Accrued expenses and other current liabilities	781,872	935,483
Income tax payable	9,889	11,913
Operating lease liabilities, current	15,055	16,771
Finance lease liabilities, current	52,849	48,551
Current portion of long-term debt, net	128	128
Amounts due to affiliated companies	1,799	1,548
Liabilities related to assets held for sale	1,571	1,497

Total current liabilities	870,085	1,021,883

Long-term debt, net	7,073,660	6,559,854
Other long-term liabilities	32,322	30,520
Deferred tax liabilities, net	41,132	41,030
Operating lease liabilities, non-current	68,347	62,889
Finance lease liabilities, non-current	334,452	347,629

Total liabilities	8,419,998	8,063,805

Equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,417,283,554 and 1,423,370,314 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 39,264,388 and 33,177,628 shares, respectively	(137,241)	(132,856)
Additional paid-in capital	3,231,969	3,238,600
Accumulated other comprehensive losses	(102,257)	(76,008)
Accumulated losses	(2,982,636)	(2,799,555)

Total Melco Resorts & Entertainment Limited shareholders’ equity	24,400	244,746
Noncontrolling interests	662,045	575,139

Total equity	686,445	819,885

Total liabilities and equity	$9,106,443	$8,883,690

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Loss Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(183,284)	$(232,908)
Pre-opening costs	2,355	997
Development costs	—	3,519
Property charges and other	8,601	5,724
Loss on extinguishment of debt	—	28,817
Income tax impact on adjustments	—	(706)
Noncontrolling interests impact on adjustments	(2,166)	(13,449)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited	$(174,494)	$(208,006)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.123)	$(0.145)

Diluted	$(0.123)	$(0.145)

Adjusted net loss attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.368)	$(0.436)

Diluted	$(0.369)	$(0.436)

Weighted average shares outstanding used in adjusted net loss attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,422,175,108	1,432,289,789

Diluted	1,422,175,108	1,432,289,789

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2022
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(15,721)	$3,040	$(23,194)	$(55,256)	$8,166	$(3,360)	$(49,572)	$(135,897)
Payments to the Philippine Parties	—	—	—	—	7,215	—	—	7,215
Land rent to Belle Corporation	—	—	—	—	658	—	—	658
Pre-opening costs	—	—	—	277	—	2,078	—	2,355
Depreciation and amortization	5,433	1,247	60,207	33,805	16,326	1,929	22,345	141,292
Share-based compensation	363	118	3,796	805	537	253	11,099	16,971
Property charges and other	573	(53)	3,614	3,066	94	—	1,307	8,601

Adjusted EBITDA	(9,352)	4,352	44,423	(17,303)	32,996	900	(14,821)	41,195
Corporate and Other expenses	—	—	—	—	—	—	14,821	14,821

Adjusted Property EBITDA	$(9,352)	$4,352	$44,423	$(17,303)	$32,996	$900	$—	$56,016

	Three Months Ended March 31, 2021
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(35,224)	$163	$(21,579)	$(39,341)	$(3,247)	$(10,267)	$(53,301)	$(162,796)
Payments to the Philippine Parties	—	—	—	—	10,625	—	—	10,625
Land rent to Belle Corporation	—	—	—	—	805	—	—	805
Pre-opening costs	—	—	193	243	—	561	—	997
Development costs	—	—	—	—	—	—	3,519	3,519
Depreciation and amortization	5,475	1,629	59,278	33,617	16,390	3,207	21,503	141,099
Share-based compensation	120	35	858	352	466	69	8,117	10,017
Property charges and other	71	17	1,298	(60)	4,373	—	25	5,724

Adjusted EBITDA	(29,558)	1,844	40,048	(5,189)	29,412	(6,430)	(20,137)	9,990
Corporate and Other expenses	—	—	—	—	—	—	20,137	20,137

Adjusted Property EBITDA	$(29,558)	$1,844	$40,048	$(5,189)	$29,412	$(6,430)	$—	$30,127

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended March 31,
	2022	2021
Net loss attributable to Melco Resorts & Entertainment Limited	$(183,284)	$(232,908)
Net loss attributable to noncontrolling interests	(38,560)	(44,601)

Net loss	(221,844)	(277,509)
Income tax expense	1,973	664
Interest and other non-operating expenses, net	83,974	114,049
Property charges and other	8,601	5,724
Share-based compensation	16,971	10,017
Depreciation and amortization	141,292	141,099
Development costs	—	3,519
Pre-opening costs	2,355	997
Land rent to Belle Corporation	658	805
Payments to the Philippine Parties	7,215	10,625

Adjusted EBITDA	41,195	9,990
Corporate and Other expenses	14,821	20,137

Adjusted Property EBITDA	$56,016	$30,127

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended March 31,
	2022	2021
Room Statistics(3):
Altira Macau
Average daily rate (4)	$105	$121
Occupancy per available room	47%	46%
Revenue per available room (5)	$49	$56
City of Dreams
Average daily rate (4)	$210	$195
Occupancy per available room	40%	58%
Revenue per available room (5)	$84	$112
Studio City
Average daily rate (4)	$127	$121
Occupancy per available room	33%	50%
Revenue per available room (5)	$41	$60
City of Dreams Manila
Average daily rate (4)	$192	$130
Occupancy per available room	91%	70%
Revenue per available room (5)	$176	$90
Other Information(6):
Altira Macau
Average number of table games	98	102
Average number of gaming machines	132	114
Table games win per unit per day (7)	$1,329	$2,992
Gaming machines win per unit per day (8)	$173	$229
City of Dreams
Average number of table games	460	508
Average number of gaming machines	685	509
Table games win per unit per day (7)	$6,408	$7,205
Gaming machines win per unit per day (8)	$211	$366
Studio City
Average number of table games	277	292
Average number of gaming machines	712	604
Table games win per unit per day (7)	$2,725	$3,476
Gaming machines win per unit per day (8)	$111	$130
City of Dreams Manila
Average number of table games	294	294
Average number of gaming machines	2,248	2,162
Table games win per unit per day (7)	$1,696	$2,076
Gaming machines win per unit per day (8)	$229	$172
Cyprus Operations
Average number of table games	35	—
Average number of gaming machines	457	—
Table games win per unit per day (7)	$1,380	$—
Gaming machines win per unit per day (8)	$292	$—

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis